Capgemini
CONSULTING.TECHNOLOGY.OUTSOURCING

Place de l'Étoile - 11, rue de Tilsitt - 75017 Paris
Tél.: +33 (0)1 47 54 50 00 - Fax: +33 (0)1 42 27 32 11
www.capgemini.com

08003198

Mail Processing Section
JUN 10 2008
Washington, DC
101

File No. 82-5065

Securities and Exchange Commission
450 5th Street, N.W.
Washington, D.C. 20549
USA

SUPPL

June 9, 2008

Re: Request to file information provided pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934 (File No 82-5065) on Capgemini's website

Dear Madam, Dear Sir,

Capgemini annually files information pursuant to Rule 12g3-2(b) under file n° 82-5065 with the Security Exchange Commission.

We wish to inform you hereby that in accordance with Rule 12g3-2(b), our company intends from now on to post such information material on its website (www.capgemini.com), in lieu of submitting such material in paper to the SEC. Please note that our next filing will thus be posted directly on our website and we shall notify you as soon as this information shall be available.

We are at your disposal to provide you with any additional information as necessary.

Yours truly,

PROCESSED
JUN 17 2008
THOMSON REUTERS

Cap Gemini S.A.

By: [signature]

Name: Philippe Hennequin
Title: General Counsel

END